

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 26, 2010

via U.S. mail and facsimile

Donald M. Labonte, Chief Executive Officer
Rock of Ages Corporation
560 Graniteville Road
Graniteville, Vermont 05654

>   **RE: Rock of Ages Corporation**
>   **Form 10-K for the Fiscal Year Ended December, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
>   **File No. 29464**

Dear Mr. Labonte:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief